UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 6, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Basel III Pillar 3 disclosure for composition of capital of UBS Group, updated as of 31 March 2015, which appears immediately following this page.

UBS Group – Basel III Pillar 3 disclosure for composition of capital updated as of 31 March 2015

This document provides a reconciliation of the accounting balance sheet (IFRS) to the balance sheet under the regulatory scope of consolidation (Basel III) as well as information about the composition of our capital as of 31 March 2015. Information is provided on a phase-in basis. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on this disclosure as of 31 December 2014.

Composition of Capital

The Basel Committee on Banking Supervision and FINMA require banks to publish their capital positions according to common templates. The following tables provide the required information.

Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in “Table 31: Composition of capital.”

CHF million	Balance sheet in accordance with IFRS scope of consolidation 31/3/15	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References [1]
Assets
Cash and balances with central banks	68,854			68,854
Due from banks	13,261	(341)		12,920
Cash collateral on securities borrowed	26,755			26,755
Reverse repurchase agreements	79,811			79,811
Trading portfolio assets	132,990	(16,652)		116,338
Positive replacement values	252,876	34		252,910
Cash collateral receivables on derivative instruments	34,550			34,550
Financial assets designated at fair value	5,111			5,111
Loans	313,964	112		314,077
Financial investments available-for-sale	71,077	(73)		71,003
Consolidated participations	0	203		203
Investments in associates	950			950
of which: goodwill	366			366	4
Property and equipment	6,926	(88)		6,838
Goodwill and intangible assets	6,507			6,507
of which: goodwill	6,109			6,109	4
of which: intangible assets	398			398	5
Deferred tax assets	10,146	(1)		10,145
of which: deferred tax assets recognized for tax loss carry-forwards	6,833	(1)		6,833	9
of which: deferred tax assets on temporary differences	3,313			3,312	12
Other assets	25,073	(206)	1	24,868
of which: net defined benefit pension and other post-employment assets	887			887	10

Total assets	1,048,850	(17,012)	2	1,031,840

Liabilities
Due to banks	10,294	(53)		10,241
Cash collateral on securities lent	9,725			9,725
Repurchase agreements	14,159			14,159
Trading portfolio liabilities	30,132	(32)		30,099
Negative replacement values	250,861	107		250,968
Cash collateral payables on derivative instruments	47,076			47,076
Financial liabilities designated at fair value	70,124	33		70,157
Due to customers	399,113	(95)		399,019
Debt issued	88,052	(24)		88,028
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital [3]	1,217			1,217	13
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital [3]	2,266			2,266	13
of which: amount eligible for low-trigger loss-absorbing tier 2 capital [2]	10,038			10,038	7
of which: amount eligible for capital instruments subject to phase-out from additional tier 1 capital [3]	1,039			1,039	6
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital [4]	1,976			1,976	8
Provisions	3,956	(1)		3,956
Other liabilities	69,702	(16,870)	1	52,833
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[5]	785			785	13

Total liabilities	993,194	(16,935)	1	976,261

Share capital	374	(2)	2	374	1
Share premium	32,434	1	(1)	32,434	1
Treasury shares	(1,402)			(1,402)	3
Retained earnings	24,779	(199)		24,580	2
Other comprehensive income recognized directly in equity, net of tax	(3,826)	122	(1)	(3,705)	3
of which: unrealized gains / (losses) from cash flow hedges according to regulatory scope of consolidation [6]	2,171			2,171	11

Equity attributable to UBS Group AG shareholders	52,359	(78)		52,281

Equity attributable to non-controlling interests	3,298	1		3,299	3,6

Total equity	55,656	(77)		55,579

Total liabilities and equity	1,048,850	(17,012)	2	1,031,840

1	References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 31: Composition of capital”. 2 IFRS book value is CHF 10,051 million. 3 Represents IFRS book value. 4 IFRS book value is CHF 4,332 million. 5 IFRS book value is CHF 915 million. Refer to the “Compensation” section of our Annual Report 2014 for more information on the DCCP. 6 IFRS value is CHF 2,111 million, includes non-controlling interests in UBS AG.

Table 31: Composition of capital

The table below provides the “Composition of capital” as defined by BIS and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in “Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” Where relevant, the effect of phase-in arrangements is disclosed as well.

g Refer to “Swiss SRB Basel III capital framework” in the “Capital management” section of our first quarter 2015 report for more information on phase-in arrangements

			Numbers phase-in	Effect of the transition phase
	CHF million, except where indicated		31/3/15	31/3/15	References [1]
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus		32,809		1
2	Retained earnings		24,580		2
3	Accumulated other comprehensive income (and other reserves)		(5,107)		3
4	Directly issued capital subject to phase-out from common equity tier 1 capital (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group common equity tier 1 capital )		1,370		3

6	Common equity tier 1 capital before regulatory adjustments		53,651

7	Prudential valuation adjustments		(128)
8	Goodwill, net of tax, less hybrid capital and additional tier 1 capital	2	(2,570)	(3,855)	4
9	Intangible assets, net of tax	2	(392)		5
10	Deferred tax assets recognized for tax loss carry-forwards	3	(2,991)	(4,476)	9
11	Unrealized (gains) / losses from cash flow hedges, net of tax		(2,171)		11
12	Expected losses on advanced internal ratings-based portfolio less general provisions		(317)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value and replacement values, net of tax		(130)
15	Defined benefit plans		1,688	(2,574)	10
16	Compensation and own shares-related capital components (not recognized in net profit)		(1,282)
17	Reciprocal crossholdings in common equity
17a	Qualifying interest where a controlling influence is exercised together with other owners (CET instruments)
17b	Consolidated investments (CET1 instruments)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19

Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)			(307)	12
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investments treated according to the PD/LGD approach
26a	Other adjustments relating to the application of an internationally accepted accounting standard		(413)
26b	Other deductions	5	(4,165)		13
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions

28	Total regulatory adjustments to common equity tier 1		(12,872)	(11,213)

29	Common equity tier 1 capital (CET1)		40,779	(11,213)

30	Directly issued qualifying additional tier 1 instruments plus related stock surplus		3,949
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards	5	3,949		13
33	Directly issued capital instruments subject to phase-out from additional tier 1
34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group additional tier 1)		2,929	(2,929)	6

35	of which: instruments issued by subsidiaries subject to phase-out		2,929	(2,929)
36	Additional tier 1 capital before regulatory adjustments		6,878	(2,929)

37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Qualifying interest where a controlling influence is exercised together with other owners (AT1 instruments)
38b	Holdings in companies which are to be consolidated (additional tier1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments		(3,855)	3,855
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions
	Tier 1 adjustments on impact of transitional arrangements		(3,855)	3,855
	of which: prudential valuation adjustment
	of which: own CET1 instruments
	of which: goodwill net of tax, offset against hybrid capital and loss-absorbing capital		(3,855)	3,855
	of which: intangible assets (net of related tax liabilities)
	of which: gains from the calculation of cash flow hedges
	of which: IRB shortfall of provisions to expected losses
	of which: gains on sales related to securitization transactions
	of which: gains/losses in connection with own credit risk
	of which: investments
	of which: expected loss amount for equity exposures under the PD/LGD approach
	of which: mortgage servicing rights
42a	Excess of the adjustments which are allocated to the common equity tier 1 capital

43	Total regulatory adjustments to additional tier 1 capital		(3,855)	3,855

44	Additional tier 1 capital (AT1)		3,022	927

45	Tier 1 capital (T1 = CET1 + AT1)		43,801	(10,286)

Table 31: Composition of capital - continued

			Numbers phase-in	Effect of the transition phase	References [1]

46	Directly issued qualifying tier 2 instruments plus related stock surplus	4	11,012		7
47	Directly issued capital instruments subject to phase-out from tier 2		1,995	(1,995)	8
48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions

51	Tier 2 capital before regulatory adjustments		13,007	(1,995)

52	Investments in own tier 2 instruments	4	(56)	19	7,8
53	Reciprocal cross holdings in tier 2 instruments
53a	Qualifying interest where a controlling influence is exercised together with other owners (tier 2 instruments)
53b	Investments to be consolidated (tier 2 instruments)
54

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments
56a	Excess of the adjustments which are allocated to the additional tier 1 capital

57	Total regulatory adjustments to tier 2 capital		(56)	19

58	Tier 2 capital (T2)		12,950	(1,976)

	of which: high-trigger loss-absorbing capital	4,5	936		13

	of which: low-trigger loss-absorbing capital	4	10,038		7

59	Total capital (TC = T1 + T2)		56,752	(12,262)

	Amount with risk-weight pursuant the transitional arrangement (phase-in)			(2,973)
	of which: defined benefit plans			(2,288)
	of which: DTA on temporary differences, excess over threshold and DTA on TD for IAS19R			(685)

60	Total risk-weighted assets		219,358	(2,973)

	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)		18.6
62	Tier 1 (Pos 45 as a percentage of risk-weighted assets)		20.0
63	Total capital (pos 59 as a percentage of risk-weighted assets)		25.9
64	CET1 requirement (base capital, buffer capital and countercyclical buffer requirements) plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets		7.5
65	of which: capital buffer requirement		2.9
66	of which: bank-specific countercyclical buffer requirement		0.2
67	of which: G-SIB buffer requirement
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)		18.6
68a-f	Not applicable for systemically relevant banks according to FINMA RS 11/2
72	Non significant investments in the capital of other financials		1,179
73	Significant investments in the common stock of financials		755
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)		3,295
	Applicable caps on the inclusion of provisions in tier 2
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardised approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1	References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 30: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation”. 2 The CHF 6,426 million (CHF 2,570 million and CHF 3,855 million) reported in line 8 includes goodwill on investments in associates of CHF 366 million and DTL on goodwill of CHF 50 million. The CHF 392 million reported in line 9 includes DTL on intangibles of CHF 6 million. 3 The CHF 7,467 million (CHF 2,991 million and CHF 4,476 million) deferred tax assets recognized for tax loss carry-forwards reported in line 10 differ from the CHF 6,833 million deferred tax assets shown in the line “Deferred tax assets” in Table 30 because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 563 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table respectively. 4 The CHF 11,012 million in the line 46 includes CHF 10,076 million low-trigger loss-absorbing tier 2 capital recognized in line “Debt issue” in table 30, which is shown net of CHF 37 million investments in own tier 2 instruments reported in the line 52 of this table and high-trigger loss-absorbing capital of CHF 936 million reported in line 58. 5 CHF 3,949 million and CHF 936 million reported in line 32 and 58 respectively of this report, includes the following positions: CHF 1,217 million and CHF 2,266 million recognized in the line “Debt issued” in table 30, CHF 785 million DCCP recognized in the line “Other liabilities” in table 30 and CHF 617 million recognized in DCCP-related charge for regulatory capital purpose in the line 26b “Other deductions” of this table.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

UBS AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

Date: May 6, 2015